EXHIBIT TO ITEM 77-H

PACIFIC FUNDS

During the period ended September 30, 2002, there was a change in control of the Registrant. On August 26, 2002, Pacific Asset Management LLC, an indirect wholly-owned subsidiary of Pacific Life Insurance Company increased its ownership to 25.1% of the shares outstanding of the PF Pacific Life Money Market Fund and therefore was deemed to control the Fund. The increase in percentage ownership was a result of a decrease in net assets of the Fund due to redemptions by other shareholders.